March 30, 2026

Lisa Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People   s Republic of China

       Re: Boqii Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2025
           File No. 1-39547
Dear Lisa Tang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Wei Wang